

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 3, 2016

Via E-mail
Mr. Kenneth Waggoner
Chief Executive Officer, Chairman of the Board and Director
PharmaCyte Biotech, Inc.
12510 Prosperity Drive, Suite 310
Silver Spring, MD 20904

Re: PharmaCyte Biotech, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2015
Filed July 29, 2015 and amended on January 19, 2016 and March 2, 2016
File No. 333-68008

Dear Mr. Waggoner:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Accounting Branch Chief
Office of Healthcare and Insurance